Devine Entertainment Corporation
                                    Suite 504
                                2 Berkeley Street
                                Toronto, Ontario
                                 Canada M5A 2W3

                                                               December 31, 2008

Kristin Shifflett
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

      Re:   Devine Entertainment Corporation
            SEC Comment Letter dated October 20, 2008
            File No. 0-51168

Dear Ms. Shifflett:

      Reference is made to our telephone call on December 16, 2008 during which Devine Entertainment Corporation (the "Company") received two (2) verbal comments in furtherance of the comment letter of the United States Securities and Exchange Commission dated October 20, 2008 addressed to the Company. The Company's responses to such verbal comments are as follows:

1. Copies of the reports of the Company's outside independent accountants regarding the interim consolidated financial statements of the Company for the quarters ended June 30, 2008 and September 30, 2008 accompany this letter.

2. As a result of the change in the Company's outside independent accountants (which change has previously been disclosed in filings made by the Company with the United States Securities Commission), the Company's interim consolidated financial statements for the quarter ended March 31, 2008 were not reviewed. Such financial statements will be reviewed by the Company's outside independent accountants in connection with the 2008 year-end audit of the Company's financial statements.

3. Name of the Company's 2007 interim consolidated financial statements were reviewed by the Company's outside independent accountants until the end of 2007.


                                              Very truly yours,

                                              Devine Entertainment Corporation

                                              By: /s/ Richard Mozer
                                                  ------------------------------
                                                  Name: Richard Mozer
                                                  Title: Chief Financial Officer

                                  Zeifmans LLP
                             Chartered Accountants
                             201 Bridgeland Avenue
                                Toronto, Ontario
                                 Canada M6A 1Y7

          REPORT ON REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Audit Committee of
Devine Entertainment Corporation

We have reviewed the interim consolidated balance sheet of Devine Entertainment Corporation (the "Company") as at June 30, 2008 and the interim consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the three and six month periods then ended.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditors. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of and having discussions with persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be, in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third party. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

The comparative amounts as at and for the year ended December 31, 2007 included in the interim consolidated balance sheet and statement of shareholders' equity (deficiency) were audited by another firm of public accountants. The comparative amounts for the three and six month periods ended June 30, 2007 included in the interim consolidated statements of operations and cash flows were not reviewed.

                                                                /s/ Zeifmans LLP
Toronto, Ontario                                           Chartered Accountants
August 11, 2008                                      Licensed Public Accountants

                                  Zeifmans LLP
                             Chartered Accountants
                             201 Bridgeland Avenue
                                Toronto, Ontario
                                 Canada M6A 1Y7

          REPORT ON REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Audit Committee of
Devine Entertainment Corporation

We have reviewed the interim consolidated balance sheet of Devine Entertainment Corporation (the "Company") as at September 30, 2008 and the interim consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the three and nine month periods then ended.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditors. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of and having discussions with persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be, in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third party. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

The comparative amounts as at and for the year ended December 31, 2007 included in the interim consolidated balance sheet and statement of shareholders' equity (deficiency) were audited by another firm of public accountants. The comparative amounts for the three and nine month periods ended September 30, 2007 included in the interim consolidated statements of operations and cash flows were not reviewed.

                                                                /s/ Zeifmans LLP
Toronto, Ontario                                           Chartered Accountants
November 12, 2008                                    Licensed Public Accountants